Exhibit 12

Nuveen Investments Inc. & Subsidiaries

Computation of Earnings to Fixed Charges

In thousands, except for the ratio of earnings to fixed charges

				January 1, 2007	November 14, 2007		Six Months Ended June 30,
	2004	2005	2006	to November 13, 2007	to December 31, 2007	2008	2008	2009
EARNINGS:
Income/(loss) before taxes	$254,383	284,649	314,834	207,336	(53,919)	(2,278,298)	(32,330)	22,899
less: net income/(loss) attributable to Symphony CLO V	—	—	—	—	(7,416)	(141,508)	(23,235)	83,209
Adjusted income/(loss) before taxes	254,383	284,649	314,834	207,336	(46,504)	(2,136,789)	(9,094)	(60,310)

less: income/(loss) from noncontrolling interests	1,876	5,809	6,230	7,211	1,062	2,286	1,230	712

Income/(loss) before taxes attributable to Nuveen Investments	252,506	278,839	308,605	200,124	(47,565)	(2,139,075)	(10,325)	(61,022)

Fixed charges	16,061	31,868	44,028	34,916	40,982	291,036	144,896	142,336

Earnings as defined	$268,567	310,707	352,632	235,040	(6,583)	(1,848,039)	134,571	81,314

				January 1, 2007	November 14, 2007		Six Months Ended June 30,
	2004	2005	2006	to November 13, 2007	to December 31, 2007	2008	2008	2009
FIXED CHARGES:
Gross interest expense	$12,513	27,917	39,553	30,393	41,520	306,616	157,108	144,299
less: interest expense associated with Symphony CLO V	—	—	—	—	1,214	21,282	14,983	4,953
adjusted gross interest expense	12,513	27,917	39,553	30,393	40,306	285,334	142,125	139,346

Interest component of rent expense (one-third of rent expense)	3,548	3,951	4,474	4,523	676	5,702	2,771	2,990

Total fixed charges	$16,061	31,868	44,028	34,916	40,982	291,036	144,896	142,336

Ratio of earnings to fixed charges:	16.72	9.75	8.01	6.73	(0.16)	(6.35)	0.93	0.57

Deficiency	—	—	—	—	$47,565	2,139,075	10,325	61,022